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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                        (GUANGSHEN RAILWAY COMPANY LOGO)
                               (CHINESE CHARACTER)
                        GUANGSHEN RAILWAY COMPANY LIMITED
               (a joint stock limited company incorporated in
                        the People's Republic of China)
                                (Stock Code: 525)

                             CONNECTED TRANSACTIONS

The Company entered into the Land Resumption and Demolition Compensation Agreements with GS on 20 June 2007 pursuant to which the Company agreed to acquire the land use rights and the properties rights in respect of the Properties from GS and provide compensation for the demolition of such Properties for an aggregate cash consideration of RMB61,073,700. The Company has also entered into the Other Connected Transactions Agreements with various entities controlled by GS in the previous 12-month period for a total consideration of RMB4,083,605. The transactions contemplated under the Land Resumption and Demolition Compensation Agreements and the Other Connected Transactions Agreements form a series of connected transactions and will be aggregated and treated as if they were one transaction according to Rule 14A.25 of the Listing Rules.

GS is a wholly-owned subsidiary of GS Group Company which is the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company. GS is therefore a connected person of the Company and the transactions contemplated under the Land Resumption and Demolition Compensation Agreements and the Other Connected Transactions Agreements constitute connected transactions for the Company under Chapter 14A of the Listing Rules. As one or more of the relevant percentage ratios is or are more than 0.1% but less than 2.5%, the relevant transactions are, according to Rule 14A.32 of the Listing Rules, exempt from the independent shareholders' approval requirements and are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.


LAND RESUMPTION AND DEMOLITION COMPENSATION AGREEMENTS

Date of agreements: 20 June 2007

Parties:            (1) the Company

                    (2) GS

Subject matter:     Pursuant to the Land Resumption and Demolition Compensation
                    Agreements, the Company agreed to acquire from GS the land use rights and the properties rights in respect of the following Properties and provide compensation for the demolition of such Properties for an aggregate cash consideration of RMB61,073,700.

                    (i) the land use rights of the land situated in Linchang, Pinghu Railway, Longgang District, Shenzhen City (Chinese character) with a total gross area of 78,583.99 sq.m.;



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                    (ii) the residential and commercial premises situated in
                         Buji Street Centre, Longang District, Shenzhen City (Chinese character) with a total gross floor area of 4772.44 sq.m. The book value of these premises is approximately RMB1.6 million and an aggregate revenue of approximately RMB 660,000 was generated from these premises during the years of 2005 and 2006; and

                    (iii)the land use rights of the land situated in Lot
                         H302-56, North Station, Sungang East Road, Luohu District, Shenzhen City (Chinese character) with a gross area of 4,337.4 sq.m. and the 15 buildings situated in West Village, North Station (Chinese character) with a total gross floor area of 9,841.87 sq.m. The book value of these buildings is approximately RMB5.8 million and no revenue was generated from these premises by GS during the years of 2005 and 2006.

                    The above lands which form part of the Properties are all allocated lands from the relevant PRC authority held by GS for which no consideration was required to be paid by GS and these lands do not have a book value in GS's accounts.

                    The consideration was determined with reference to the valuation of the Properties carried out by an independent property valuer in May 2006, which is the latest valuation carried out by the Company on the Properties. The consideration shall be payable by the Company in cash within 30 days of the date of the Land Resumption and Demolition Compensation Agreements. GS shall deliver the relevant land-use and/or properties certificates to the Company within 5 days of payment.

OTHER CONNECTED TRANSACTIONS AGREEMENTS

The Company has also entered into the following agreements in the previous 12-month period:

(i)  FIRST COMPENSATION AGREEMENT

Date of agreements: 7 September 2006

Parties:            (1) the Company

                    (2) Shenzhen Public Security Office of Guangshen Railway
                        (Chinese character), an entity controlled by GS

Subject matter:     Pursuant to the First Compensation Agreement, the Company
                    paid Shenzhen Public Security Office of Guangshen Railway an aggregate amount of RMB1,703,700 in cash as compensation for the demolition of 59 premises situated in Buji Centre, Shenzhen (Chinese Character) with a total gross floor area of 3,130.5 sq.m. The compensation amount was determined with reference to the valuation of the relevant premises carried out by an independent property valuer in May 2006. These properties do not have a book value in GS's accounts and revenue of approximately RMB142,000 and RMB57,300 were generated from these premises by GS during the years of 2005 and 2006, respectively.

(II) SECOND COMPENSATION AGREEMENT

Date of agreement:  23 August 2006

Parties:            (1) the Company

                    (2) Zhangmutou Rock Quarry of GS (Chinese character), an
                        entity controlled by GS

Subject matter:     Pursuant to the Second Compensation Agreement, the Company
                    paid Zhangmutou Rock Quarry of GS an aggregate amount of RMB59,321 in cash as compensation for the demolition of a premises situated in Zhangmutou Station (Chinese character) with a total gross floor area of 170.17 sq.m. The compensation amount was determined with reference to the valuation of the relevant premises carried out by an independent property valuer in June 2006. These properties do not have a book value in GS's accounts and no revenue was generated from these premises by GS during the years of 2005 and 2006.



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(III) THIRD COMPENSATION AGREEMENT

Date of agreement:  20 October 2006

Parties:            (1) the Company

                    (2) Guangzhou Xinweiyuan Property Management Co., Ltd.
                        (Chinese character), an entity controlled by GS

Subject matter:     Pursuant to the Third Compensation Agreement, the Company
                    paid Guangzhou Xinweiyuan Property Management Co., Ltd. an aggregate amount of RMB839,200 in cash as compensation for the demolition of 24 premises situated in Beitou, Shilong
                    Station (Chinese character). The compensation amount was determined with reference to then prevailing market rent for renting of similar premises in the vicinity. These properties do not have a book value in GS's accounts and no revenue was generated from these premises by GS during the years of 2005 and 2006.

(IV) FOURTH COMPENSATION AGREEMENT

Date of agreement:  5 January 2007

Parties:            (1) the Company

                    (2) Guangzhou Xinweiyuan Property Management Co., Ltd.,
                        an entity controlled by GS

Subject matter:     Pursuant to the Fourth Compensation Agreement, the Company
                    paid Guangzhou Xinweiyuan Property Management Co., Ltd. an aggregate amount of RMB1,481,384 in cash as compensation for the demolition of premises situated in Honghai Station
                    (Chinese character), Shilong Station (Chinese character),
                    Zhangmutou Station (Chinese character), Railway Maintenance
                    Region of Lin Village (Chinese character), Tangxia Station
                    (Chinese character) with a total gross floor area of 2,531sq.m. The compensation amount was determined with reference to the valuation of the relevant premises carried out by an independent property valuer in September 2006. The book value of these properties is approximately RMB268,000 and no revenue was generated from these premises by GS during the years of 2005 and 2006.

CONNECTED TRANSACTIONS

The transactions contemplated under the Land Resumption and Demolition Compensation Agreements and the Other Connected Transactions Agreements form a series of connected transactions and will be aggregated and treated as if they were one transaction according to Rule 14A.25 of the Listing Rules.

The Company required additional pieces of land in relation to the establishment of the Fourth Railway Line and has therefore acquired the land use rights and the properties rights in respect of the Properties from GS pursuant to the Land Resumption and Demolition Compensation Agreements and paid compensation for the demolition of various premises held by entities controlled by GS pursuant to the Other Connected Transactions Agreements. The buildings erected on the relevant lands have been or would be demolished in order to make way for the establishment. The considerations payable by the Company under the Land Resumption and Demolition Compensation Agreements and the Other connected Transactions Agreements have been or would be (as the case may be) settled by bank borrowings. The Directors consider that it is not only beneficial but also necessary for the Company to enter into the Land Resumption and Demolition Compensation Agreements and the Other Connected Transactions Agreements in order to facilitate the establishment of the Fourth Railway Line by the Company.

The Company has been informed by GS that it can only provide a rough estimate on the revenue generated from the properties subject to the Land Resumption and Demolition Compensation Agreements and the Other Connected Transactions Agreements and is not able to provide information regarding net profits (before or after taxation and extraordinary items) attributable to the properties for the two previous years as required under Rule 14.58(7) of the Listing Rules. The Directors consider that as the relevant properties would be used by the Company for the establishment of the Fourth Railway Line and that the properties would not be used for renting or other direct revenue-generating purposes by the Company, disclosure of the requested information in this announcement may therefore be dispensed with.

The Directors (including the independent non-executive Directors) consider that the transactions under the Land Resumption and



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Demolition Compensation Agreements and the Other Connected Transactions
Agreements are conducted on an arm's length basis, on normal commercial terms and the terms including the consideration are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

GS is a wholly-owned subsidiary of GS Group Company which is the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company. GS is therefore a connected person of the Company and the transactions contemplated under the Land Resumption and Demolition Compensation Agreements and the Other Connected Transactions Agreements constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant percentage ratios is or are more than 0.1% but less than 2.5%, the relevant transactions are, according to Rule 14A.32 of the Listing Rules, exempt from the independent shareholders' approval requirements and are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

GENERAL

The Company is principally engaged in railway passenger and freight transportation businesses between Shenzhen - Guangzhou - Pingshi and certain long-distance passenger transportation services. GR Group Company (including GS) controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"               the board of Directors

"Company"             Guangshen Railway Company Limited (Chinese character), a
                      joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE and the ADSs of which are listed on NYSE

"Directors"           the directors of the Company

"First Compensation   the agreement entered into between the Company and
Agreement"            Shenzhen Public Security Office of Guangshen Railway
                      (Chinese character), an entity controlled by GS, dated
                      7 September 2006

"Fourth Compensation  the agreement entered into between the Company and
Agreement"            Guangzhou Xinweiyuan Property Management Co., Ltd.
                      (Chinese character), an entity controlled by GS, dated
                      5 January 2007

"Fourth Railway Line" the fourth railway line constructed by the Company between
                      Guangzhou and Shenzhen through Xintang and Pinghu

"GR Group Company"    Guangzhou Railway (Group) Company (Chinese character),
                      a state-owned enterprise under the administration of the MOR and also the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company

"Group"               the Company and its subsidiaries

"GS"                  Guangshen Railway Enterprise Development Company
                      (Chinese character), a wholly-owned subsidiary of GR Group Company

"H Share(s)"          overseas listed foreign Share(s), which are subscribed
                      for and traded in Hong Kong dollars on HKSE

"HKSE"                The Stock Exchange of Hong Kong Limited

"Hong Kong"           The Hong Kong Special Administrative Region of the PRC



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"Land Resumption and  the three agreements entered into between the Company
Demolition            and GS all dated 20 June 2007
Compensation
Agreements"

"Listing Rules"       the Rules Governing the Listing of Securities on HKSE

"MOR"                 Ministry of Railways (Chinese character), PRC

"NYSE"                The New York Stock Exchange, Inc.

"Other Connected      the First Compensation Agreement, the Second Compensation
Transactions          Agreement, the Third Compensation Agreement and the
Agreements"           Fourth Compensation Agreement

"PRC"                 The People's Republic of China

"Properties"          (i) the land use rights of the land situated in Linchang,
                      Pinghu Railway, Longgang District, Shenzhen City (Chinese character) with a total gross area of 78,583.99 sq.m.;
                      (ii) the residential and commercial premises situated in Buji Street Centre, Longang District, Shenzhen City
                      (Chinese character) with a total gross floor area of 4772.44 sq.m.; and (iii) the land use rights of the land situated in Lot H302-56, North Station, Sungang East Road,
                      Luohu District, Shenzhen City (Chinese character) with a gross area of 4,337.4 sq.m. and the 15 buildings situated in West Village, North Station (Chinese character) with a total gross floor area of 9,841.87 sq.m.

"RMB"                 Renminbi, the lawful currency of the PRC

"Second Compensation  the agreement entered into between the Company and
Agreement"            Zhangmutou Rock Quarry of GS(Chinese character), an
                      entity controlled by GS, dated 23 August 2006


"Shareholder(s)"      holder(s) of Shares

"Share(s)"            shares of nominal value RMB 1.00 each in the share capital of the Company

"Third Compensation   the agreement entered into between the Company and
Agreement"            Guangzhou Xinweiyuan Property Management Co., Ltd.
                      (Chinese character), an entity controlled by GS, dated 20 October 2006

"HK$"                 Hong Kong dollars, the lawful currency of Hong Kong

"%"                   per cent


                                                      By Order of the Board
                                               GUANGSHEN RAILWAY COMPANY LIMITED
                                                          GUO XIANGDONG
                                                        Company Secretary

Shenzhen, the PRC, 20 June 2007

As at the date of this announcement, the Board comprises:

Executive Directors

Wu Junguang
Yang Yiping
Yang Jinzhong

Non-executive Directors

Cao Jianguo
Wu Houhui
Wen Weiming

Independent Non-executive Directors

Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai